Exhibit 99.1

Top Win International (Nasdaq: SORA) Launches Voluntary Tender Offer for Thai Listed Company

Hong Kong, July 07, 2025 (GLOBE NEWSWIRE) -- Top Win International Limited (Nasdaq: SORA), through its subsidiary, AsiaStrategy Topwin SG Pte. Ltd. (“AsiaStrategy”), has announced an intention to make a tender offer (the “Announcement”) with certain other offerors for the securities of DV8 Public Company Limited (SET: DV8), a company public listed on The Stock Exchange of Thailand (“DV8”).

AsiaStrategy has committed, based on the assumption that all the offerors will obtain all securities of DV8, to acquiring up to 152,842,577 ordinary shares or equivalent to 11.58 % of the total issued and paid-up share capital of DV8 and 11.58% of the unexercised warrants of DV8 as at the date where the Announcement has been launched. The offer price for the ordinary shares is THB 0.56 (fifty-six satang) per share and the offer price for the warrants is THB 0.01 (one satang) per unit. Such an offer is subject to acceptance by the security holders of DV8. The offer period is expected to close on August 20, 2025.

This landmark transaction is being driven by an elite coalition of Bitcoin visionaries and strategic investors as follows:

●	210k Capital, LP, one of the funds under UTXO Management. UTXO was founded in 2019 by General Partners Tyler Evans, Coyn Mateer, and David Bailey to invest in Bitcoin opportunities across public and private markets. Mr. Bailey and Mr. Evans are also the co-founders of BTC Inc., a leading Bitcoin media group that publishes Bitcoin Magazine and organizes the annual Bitcoin Conference series. Leveraging their industry relationships, deep insights, and global audience, the team identifies and sources premier investment opportunities within the bitcoin ecosystem.

●	Kliff Capital Company Limited, Thailand’s leading alternative asset manager, bridging traditional finance with the new economy. Kliff helps companies create and realize value through strategic planning and implementation of innovative financial structures.

●	Sora Spiral Pte. Ltd., one of the companies under Sora Ventures, a leading web3 venture capital firm founded by Jason Fang, a pioneering investor recognized for his role in transforming public companies across Asia into Bitcoin treasury firms. The firm has backed over 40 companies across the Bitcoin ecosystem, and is an early supporter of leading projects in Web3 media, DeFi, and DeSci. Jason Fang is our director and chairman of our board of directors.

●	Simon Gerovich, CEO of Metaplanet, widely regarded as the “Michael Saylor of Asia” for his leadership in transforming Metaplanet into a Bitcoin-native public company, igniting the “Bitcoin Treasury Strategy” across Asia and beyond.

●	Moon SG Investment Ptd. Ltd., one of the companies under Moon Inc. (HKSE:1723.HK), listed on the Main Board of the Hong Kong Stock Exchange, is a leading operator in the prepaid telecommunications market in Hong Kong, including serving as a vital intermediary between telecom providers and end consumers. Backed by Sora Ventures and UTXO Management, the company is actively expanding its regional footprint and sees an important role for digital assets like Bitcoin across its existing business lines.

●	Mythos Venture Fund I L.P., one of the funds under Mythos Venture Partners, a global Web3 investment platform shaping the institutional adoption of blockchain through bold capital architecture across emerging markets.

This cross-border alliance marks a watershed moment for Thailand’s capital markets, uniting leaders from bitcoin treasury companies listed on Tokyo (TSE), Hong Kong (HKEX), and the U.S. (Nasdaq) with institutional investors from the US, Hong Kong, Thailand and more.

About TopWin

Top Win International Limited (Nasdaq: SORA) is a premier Hong Kong-based company specializing in the trading, distribution, and retail of luxury watches from renowned international brands. Operating through its subsidiary, Top Win International Trading Limited, TOPW serves a global B2B network of distributors, independent dealers, and retail sellers. Headquartered in Wan Chai, Hong Kong, and incorporated in 2001, Top Win International Trading Limited strives to deliver excellence in the luxury timepiece market. Commencing in May 2025, TOPW will venture into the Web3 ecosystem and make digital assets an additional focus of its future business direction.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the Company’s plans to enter the digital asset market, the proposed partnership with Sora Ventures, and related business transformations. Forward- looking statements are subject to risks and uncertainties that could cause actual outcomes to differ materially from those expressed herein. Such risks include, but are not limited to, uncertainties related to market conditions, regulatory developments, the completion of the contemplated transactions, and other factors described in the “Risk Factors” section of the Company’s filings with the SEC. The Company undertakes no obligation to update any forward- looking statements, except as required by applicable law.

Media Contact

TopWin Corporate Communications

Email: press@topwin.com

Phone: +852 2815 7988]